Filed by PacifiCare Health Systems, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: PacifiCare Health Systems, Inc. Commission File No. 001-31700

[Following is a presentation given by Brad Bowlus, President and Chief Executive Officer of PacifiCare Health Plan Divisions, on August 4, 2005 to certain employees of PacifiCare Health Systems, Inc.]

PacifiCare – United Merger
Overview

Brad Bowlus

President & CEO

PacifiCare Health Plan Division

PHS Legacy Markets

2005 Markets - Post Acquisitions

PHS Non-Legacy Markets

Merger Overview

PacifiCare Pre-Merger

A Fortune 200 company with

$15 billion revenue

2.6 million Commercial lives

766 thousand Senior lives

(Approx.)

Merger Overview

United Pre-Merger

UHC

UHC Alliance

Alliance Overlap

A Fortune 40 company with

$45 billion revenue

21.7 million covered commercial
lives – 11.1 million through UHC

355 thousand Medicare lives

1.3 million Medicaid lives

(Approx.)

PacifiCare & UHC

UHC Alliance

Alliance Overlap

Merger Overview

PacifiCare & United Combined

A Fortune 20 company with:

$60 billion revenue

65 million unique customers

24.3 million covered commercial
lives

13.7 million through UHC

1.1 million Medicare lives

1.3 million Medicaid lives

(Approx.)

Merger Overview

Commercial Consumers Served – Approx.

PacifiCare

UnitedHealth Group

Total Combined

California

1,475,000

1,000,000

2,475,000

Texas/Oklahoma

220,000

2,380,000

2,600,000

Colorado

220,000

535,000

755,000

Arizona

175,000

660,000

835,000

Washington

65,000

220,000

285,000

Oregon

55,000

110,000

165,000

Nevada

50,000

95,000

145,000

Illinois

45,000

910,000

955,000

Michigan

45,000

265,000

310,000

Florida

35,000

1,695,000

1,730,000

Kansas/Missouri

30,000

920,000

950,000

North/South Carolina

20,000

930,000

950,000

Pennsylvania

20,000

300,000

320,000

Wisconsin

15,000

740,000

755,000

Indiana

15,000

360,000

375,000

Tennessee/Kentucky

10,000

670,000

680,000

Georgia

10,000

645,000

655,000

Maryland/DC/Virginia

5,000

1,485,000

1,490,000

Ohio

5,000

1,220,000

1,225,000

Gulf States

5,000

710,000

715,000

Nebraska

5,000

200,000

205,000

New York

-

2,790,000

2,790,000

New Jersey

-

960,000

960,000

New England

-

460,000

460,000

Connecticut

-

340,000

340,000

All Other

85,000

1,095,000

1,180,000

2,610,000

21,695,000

24,305,000

Note <1>:

UnitedHealthCare

And Uniprise

Note <1>

UnitedHealth Group

PacifiCare

Commercial

Secure

Specialty

Other

UnitedHealthcare; Uniprise

Ovations

Specialized Care Services

AmeriChoice; Ingenix

Merger Overview
Line of Business Alignment – We Are Structurally Much the Same

We differ slightly as we get to LOB definition and United’s
emphasis on the role of geography

Much of difference is due to operating scale

United does not mix individual and small group

The majority of our difference comes at the functional level and how we align direct vs. matrixed responsibilities

STRENGTHS	• • • • •	• • • • •
BENEFITS	• • • • •	

PacifiCare®

Merger Overview
Integration Focused on Key Strengths & Merger Benefits

PacifiCare

UnitedHealth Group

High quality consumer health
organization

Strong regional networks,
particularly in California

Focused product leadership

Exceptional marketer to seniors

Leading California and Medicare
brands

High quality national health and
well-being company

Strong national network

Leading administrative and technical
capabilities

Comprehensive consumer health
and ancillary products

Leading national brand

Enhanced products and service offerings (consumer solutions)

Access to new market segments (multi-site)

Improved access and affordability for consumers

Improved marketing and service capabilities

Expanded opportunities for the combined companies

The integration will focus on leveraging key strengths of both organizations and achieving the intended benefits.

Significant opportunity for growth

Stronger nationwide presence/recognition

Collectively cover all four corners of mainland USA

Improved national network of physicians, health
professionals and hospitals, paving the way for increased
customer value

Technological excellence:

Improved internet capabilities

Electronic ID cards

Payment cards

Best of class CRM

Merger Overview

What Does The Merger Mean

Q & A

Thank You

Additional Information about the
Acquisition and where to find it

In connection with the proposed merger (the "Merger") of PacifiCare Health
Systems, Inc. and UnitedHealth Group Incorporated and the other transactions contemplated by the Agreement and Plan of Merger between PacifiCare,
UnitedHealth and Point Acquisition LLC, dated as of July 6, 2005 (the "Merger
Agreement"), PacifiCare intends to file relevant materials with the Securities and
Exchange Commission (the "SEC"), including one or more registration statement(s) on Form S-4 that will contain a prospectus and a proxy statement.
BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT
INFORMATION, INVESTORS AND HOLDERS OF PACIFICARE COMMON
STOCK ARE URGED TO READ THEM, IF AND WHEN THEY BECOME
AVAILABLE.  When filed with the SEC, they will be available for free (along with other documents and reports filed by PacifiCare with the SEC) at the SEC's website, http://www.sec.gov.  In addition, investors and PacifiCare stockholders may obtain free copies of the documents filed with the SEC by PacifiCare by a written request to PacifiCare Health Systems, Inc., 5995 Plaza Drive, Cypress,
CA 90630, Attention: Investor Relations.

Participants in the Solicitation

PacifiCare and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of PacifiCare common stock in connection with the transactions contemplated by the
Merger Agreement.  Information about the directors and executive officers of
PacifiCare is set forth in the proxy statement for PacifiCare's Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2005.  Investors may obtain additional information regarding the interests of such participants in the Merger and the other transactions contemplated by the Merger
Agreement by reading the prospectus and proxy solicitation statement if and when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This document may contain statements, estimates or projections that constitute “forward-looking”
statements as defined under U.S. federal securities laws.  Generally the words “believe,” “expect,”
“intend,” “estimate,” “anticipate,” “could,” “may,” “project,” “will” and variations thereof or similar expressions identify forward-looking statements, which generally are not historical in nature.  These forward-looking statements are based on current expectations and projections about future events. By their nature, forward-looking statements are not guarantees of future performance or results and are subject to risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from our historical experience and our present expectations or projections.
These risks and uncertainties include, among others, our ability to consummate the Merger with
UnitedHealth, to achieve expected synergies and operating efficiencies in the Merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the Merger may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the Merger; the regulatory approvals required to complete the Merger may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and tax treatment of the Merger and the value of the merger consideration; and those risks and uncertainties found in our filings and reports filed with the Securities and Exchange Commission from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.  You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.  Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.